Filed pursuant to Rule 433 Registration Statement Nos. 333-202913 and 333-180300-03 October 1, 2015

10 Year Note Linked to the CS Retiree Consumer Expenditure
5% Blended Index Excess Return

Overview of the Index

The CS Retiree Consumer Expenditure 5% Blended Index Excess Return (the “Index” or the “Underlying Index”) is a rules-based index that seeks to broadly mirror the overall consumer expenditure patterns of retirees in the United States. Using data from the Consumer Expenditure Survey (“CEX”) published by the U.S. Department of Labor’s Bureau of Labor Statistics, the Index assigns category weights by computing the percentage that each of the fourteen CEX consumer spending categories represents of the total consumer expenditure of the age group classified as “65 years and older”. These weights are applied to a notional basket of seven equity indices intended to represent the CEX spending categories to construct the “base index.” The base index is rebalanced each year to reflect the new annual CEX data made available to the public the same year. The Index has exposure to the base index while also employing a mechanism that targets an annualized realized volatility of 5% by using a 20-day look back period to adjust its level of participation in the base index daily. The volatility targeting mechanism may result in the Index having an exposure to the base index between 0% and 150%. If the actual volatility of the base index over the 20-day lookback period is more than 5%, the Index will have an exposure to the base index of less than 100%, and if such volatility over such period is less than 5%, the Index will have an exposure to the base index of greater than 100% (to a maximum of 150%). The level of the Index will reflect returns from exposure to the base index and (to the extent that such exposure is less than 100%) to the S&P 2Y US Treasury Note Futures Index Excess Return. The Index is calculated on an excess return basis, so the return of its base index exposure is reduced by 3-month USD LIBOR plus 40 basis points. The Index incorporates the daily deduction of a fee of 0.5% per annum and a daily notional cost of 0.02% applied to the effective change in notional exposures to its components, representing the notional cost of the daily rebalancing to adjust toward the target volatility of 5%.

Summary of Terms of Notes
Issuer*	Credit Suisse AG (“Credit Suisse”), acting through its Nassau branch
Minimum Denomination	$1,000
Underlying Index	CS Retiree Consumer Expenditure 5% Blended Index Excess Return
Underlying Index Ticker	CSEARC5E <Index>
Trade Date	Expected to be 10/27/2015
Issue Date	Expected to be 10/30/2015
Final Valuation Date	10/27/2025
Maturity Date	10/31/2025
Initial Level**	The official closing level of the Underlying Index on the Trade Date
Final Level	The official closing level of the Underlying Index on the Valuation Date
Coupon	Credit Suisse will pay you a Coupon on each Coupon Payment Date calculated as follows:
Principal Amount x Coupon Rate / 4
Coupon Rate	1.5% per annum
Coupon Payment Dates	Quarterly on the 30th of each January, April, July and October, beginning on January 30, 2016 and ending on the Maturity Date. If any Coupon Payment Date is not a business day, the Coupon will be payable on the first following business day unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day. The amount of any Coupon will not be adjusted in respect of any postponement of a Coupon Payment Date.
Underlying Index Return	(Final Level – Initial Level) / Initial Level
Upside Participation Rate**	155% - 175%
Redemption Amount	At maturity, 100% of the principal amount, subject to the credit risk of the Issuer
Additional Amount	The greater of zero and the Principal Amount multiplied by the Underlying Index Return, multiplied by the Upside Participation Rate
CUSIP	22546VMW3
Preliminary Pricing Supplement	http://www.sec.gov/Archives/edgar/data/1053092/000089109215008738/e66339_424b2.htm

*As used in this document, references to “we” or “our” are to Credit Suisse AG, as Issuer. **To be determined on the Trade Date.	Continued on next page

Selected Note Characteristics

•	The notes offer repayment of the principal amount at maturity.
•	The notes offer Coupons of 1.5% per annum, payable quarterly.
•	The notes offer an uncapped leveraged return, if any, at maturity based on the performance of the Index from its Initial Level to its Final Level.
•	Any payment on the notes is subject to our ability to pay our obligations as they become due.
•	The Index allocates among the seven equity indices that make up the base index, and the S&P 2Y US Treasury Note Futures Index Excess Return.
•	The Index has exposure to the base index while also employing a mechanism that targets an annualized realized volatility of 5% by using a 20-day look back period to adjust its level of participation in the base index daily. The volatility targeting mechanism may result in the Index having an exposure to the base index between 0% and 150%. To the extent the allocation to the base index is below 100%, the remainder of the Underlying Index is allocated to the S&P 2-Year US Treasury Note Futures Index Excess Return.
•	The base index return, as a component of the Underlying Index, is calculated on an excess return basis and is reduced by 3-month USD LIBOR plus 40 basis points. The Underlying Index incorporates the daily deduction of a fee of 0.5% per annum and a daily notional cost of 0.02% applied to the effective change in notional exposures to its components, representing the notional cost of the daily rebalancing to adjust toward the target volatility.

Payment at Maturity

At maturity, you will be entitled to receive the principal amount plus a leveraged return on any increase in the level of the Index from its Initial Level to its Final Level, and any accrued and unpaid Coupons. If held to Maturity, you will be entitled to full repayment of the principal amount on the notes, even if the Index declines. Any payment on the notes is subject to our ability to pay our obligations as they become due.

Hypothetical Redemption Amounts for each $1,000 Principal Amount of Notes*

Hypothetical Underlying Index Return	Hypothetical Return on the Notes*	Hypothetical Amount per $1,000 Principal Amount*
80%	132.00%	$2,320.00
70%	115.50%	$2,155.00
60%	99.00%	$1,990.00
50%	82.50%	$1,825.00
40%	66.00%	$1,660.00
30%	49.50%	$1,495.00
20%	33.00%	$1,330.00
10%	16.50%	$1,165.00
0%	0.00%	$1,000.00
-10%	0.00%	$1,000.00
-20%	0.00%	$1,000.00
-30%	0.00%	$1,000.00
-40%	0.00%	$1,000.00
-50%	0.00%	$1,000.00
-60%	0.00%	$1,000.00
-70%	0.00%	$1,000.00
-80%	0.00%	$1,000.00

*Reflects an Upside Participation Rate of 165% (the midpoint of the Upside Participation Rate range). The actual Upside Participation Rate will be determined on the Trade Date. These tables and charts do not reflect any Coupon payments on the notes. The hypothetical returns and hypothetical payments on the notes apply only at Maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments would likely be lower.

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Selected Risk Considerations

Credit risk of the Issuer The value of the notes and the payment of any amount due on the notes are subject to the credit risk of Credit Suisse. Accordingly, Investors are dependent on our ability to pay all amounts due on the notes, and therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes.

The Index may not perform as anticipated The Index methodology may not be successful. The Index may not effectively track retiree consumer spending. The Index methodology may not outperform any alternative strategy that might be employed in respect of the index components. In addition, the Index performance may be negatively affected by various market and structural factors.

The Index may not achieve its target volatility Volatility can fluctuate significantly, even during a single day, future volatility may differ from past volatility, and the Index will not adjust exposure based on the most current volatility. As a result, the Index may not achieve its target volatility at any given time.

Fees and costs will lower the level of the Index The base index return, as a component of the Underlying Index, is calculated on an excess return basis and is reduced by 3-month USD LIBOR plus 40 basis points. The Underlying Index has a daily deduction of a 0.5% per annum fee and a daily notional cost of 0.02% applied to the effective change in notional exposures of the base index and S&P 2-Year US Treasury Note Futures Index Excess Return representing the notional cost of daily rebalancing to adjust toward the target volatility of 5%. Historically, over each calendar year the notional transaction cost has decreased the hypothetical performance of the Index by between 0.05% and 0.25%. per annum. The historical analysis of the notional transaction costs should not be taken as an indication of future costs. These fees and costs will lower the level of the Index and as a result may reduce the value of and your return on an investment linked to the Index. Such reduction may be significant.

Changes in the value of the Index Components may offset each other The Index comprises equity and fixed income indices, each of which comprise notional assets only. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Holders of the notes will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the securities that comprise the Index components.

No ownership interest in the Index components The Index comprises equity and fixed income indices, each of which comprise notional assets only. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Holders of the notes will not have voting rights or other rights in the securities that comprise the Index components. Although the performance of the Index components will include cash dividends and other distributions in respect of the equity securities that comprise such indices, you will not have the right to receive such dividends or other distributions.

Limited history of the Index The Index was established on February 27, 2015 and therefore has a limited operating history, and may perform in unanticipated ways. Past performance should not be considered indicative of future performance.

One or more of the Index components may not effectively track consumer spending in the United States. The fourteen broad categories of consumer spending identified in the CEX are represented by the Index components. Each Index component tracks the performance of a basket of stocks of United States companies in the market sector or industry of the S&P 500® Index or the S&P Total Market Index that was chosen to correspond to the consumer spending category. However, the universe of assets available for the Constituent Indices to track is finite and limited. There is no guarantee that the selected Constituent Indices and assets they track reflect the best possible, or even an effective, mix of constituents to track consumer spending by retirees in the United States.

Potential conflicts We and our affiliates play a variety of roles in connection with the Index and the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In addition, our affiliate, Credit Suisse International, is the Index sponsor and Index calculation agent and may adjust the Index in a way that affects its level. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes.

The estimated value of the notes on the Trade Date may be less than the price to public The initial estimated value of the notes on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original price to public. The price to public of the notes includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

Lack of liquidity The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so.

Unpredictable economic and market factors may affect the value of the notes Many factors, including the Index level and volatility, the time to maturity, market interest rates, and Credit Suisse’s creditworthiness, may affect the value of the notes. Some or all of these factors may influence the price that a holder would receive upon sale of the notes prior to maturity, and such price could be less than the initial investment or the expected price at maturity. Therefore, the value of the notes prior to maturity may be more or less than the initial price and may be substantially different than the payment expected at maturity. Investors must hold their notes to maturity to receive the stated payout, including any repayment of principal.

Uncertain tax consequences The tax consequences of an investment in the notes may be uncertain. Holders should consult their tax advisors.

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The risks identified above are only intended as summaries of some of the risks relating to an investment in the notes. Please see “Risk Factors” in the applicable product supplement and underlying supplement and “Key Risks” in the pricing supplement for additional information.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable Preliminary Pricing Supplement dated October 1, 2015, Underlying Supplement No. CSEARC5E dated October 1, 2015, Underlying Performance Supplement dated October 1, 2015, Product Supplement G-I dated May 13, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015 to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participation in this offering will arrange to send you the preliminary pricing supplement, underlying performance supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: http://www.sec.gov/Archives/edgar/data/1053092/000089109215008738/e66339_424b2.htm

You may access the underlying performance supplement, underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

Copyright ©2015 CREDIT SUISSE AG and/or its affiliates. All rights reserved.

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